P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

6 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

MAJOR NEW VIETNAM PORT PROJECT

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

dlw 12/13

82-2083

P&O

News Release

6 December 2005

MAJOR NEW VIETNAM PORT PROJECT

P&O announces that it has signed a joint venture agreement with the Tan Thuan Industrial Promotion Company (IPC) to develop and operate a new container terminal in Ho Chi Minh City, Vietnam. P&O will own 80% of the Saigon Premier Container Terminal, to which IPC (holding the remaining 20%) will grant 43-year concession rights.

The project will involve the development, by the joint venture company, of approximately 1,000 metres of quay line and 40 hectares of adjoining land at a total estimated cost of US$224 million. Total capacity is projected to reach 1.5 million teu. Development will be phased in line with demand growth, with the first two of four berths scheduled to open in the first quarter of 2008.

Ho Chi Minh City, the economic centre of Vietnam, is currently served by various ports along the Saigon River, most of which are identified for progressive closure over the next 10 to 15 years under a government master plan. The project aims to handle the cargo that currently moves through these ports and to absorb new volume. The compound annual growth rate in containerized cargo in Ho Chi Minh City has been 18% over the past few years, reflecting real annual GDP growth in Vietnam of around 7-8% since the Government introduced important economic reforms at the end of the 1980s.

The facility will be located along the western shore of the Soai Rap River within the Hiep Phuoc Industrial Park, a 2,000 hectare development in Saigon South, approximately 10km by road from Ho Chi Minh City.

Commenting on the announcement, Robert Woods, Chief Executive of P&O said, "We are extremely pleased to establish a significant presence in this exciting market. This is an excellent opportunity for us to use our expertise to ensure this project is developed into a world-class container terminal that will bring significant economic benefits to Ho Chi Minh City and the surrounding areas, which in turn will help Vietnam continue its impressive growth."

Phan Hong Quan, General Director of IPC, announced, "We are today happy to announce our cooperation with P&O Ports, one of the world's leading port operators, to develop a dedicated container terminal in Ho Chi Minh City to meet the significant projected growth of international trade through the City. This important development is line with the Central Government's master plan for port development in the South Focus Economic Area."

P&O is a leading developer and operator of container ports around the world. This business accounts for over half of the company's net operating assets and the majority of operating profits. P&O is also a major ferry operator in the UK and has property interests in the US and the UK. For more information, visit www.pogroup.com.

Further Information: Claire Gosnell
Head of Corporate Communications, P&O
Tel: +44 (0) 20 7321 4556

Notes to editors:

1. P&O Ports is a leading global port operator. With 28 container terminals and logistics operations in over 100 ports it has a presence in 18 countries. In 2004, P&O Ports' total throughput worldwide was 13.8 million teus.
2. On 29 November 2005, P&O announced it was recommending a takeover bid that had been made by DP World.
3. P&O's investment in Saigon Premier Container Terminal (to be established following issuance of the investment licence) is subject to final regulatory approval from the Vietnamese central government.
4. Tan Thuan Industrial Promotion Company is a state owned enterprise established by the Ho Chi Minh City Peoples Committee in 1989 to encourage foreign investment in Ho Chi Minh City, particularly the Saigon South area.
5. teu = twenty foot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container industry.

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